

August 22, 2022

Chad Rigetti
Chief Executive Officer
Rigetti Computing, Inc.
775 Heinz Avenue
Berkeley, CA 94710

      Re: Rigetti Computing, Inc.
          Registration Statement on Form S-1
          Filed August 17, 2022
          File No. 333-266938

Dear Mr. Rigetti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology

cc: Rupa Briggs, Esq.